



Young Kobras LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.00%

Target Raise Amount: $124,000

Offering End Date: May 8, 2023

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $30,000

Company Details:

Name: Young Kobras LLC

Founded: May 6, 2019

Address: 940 Commercial St., Ste D
San Carlos, CA 94070

Industry: Commercial Bakeries

Employees: 7

Website: www.youngkobras.com

Use of Funds Allocation:

If the maximum raise is met:

$118,420 (95.50%) – of the proceeds will go towards equipment
$5,580 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 5,888 Followers





Business Metrics:

	FY21	FY22
Total Assets	$96,728	$94,600
Cash & Cash Equivalents	$69,165	$67,142
Accounts Receivable	$27,563	$27,458
Short-term Debt	$50,273	-$484
Long-term Debt	$90,000	$90,000
Revenue	$575,315	$852,139
Cost of Goods Sold	$254,962	$174,372
Taxes	$0	$0
Net Income	-$63,616	$85,629

Recognition:

Young Kobras LLC is all about helping people with all different types of dietary needs enjoy delicious bread and feel good after they eat it. Americans are estimated to spend $5.6 billion on gluten-free products (2021) and 20% of Americans currently buy gluten-free products regularly. Young Kobras has industry-leading products and sustainable packaging. Currently Young Kobras is stocked at 62 different grocery stores in California, The Naked Grocer in Seattle, WA, Marquette Food Co-op in WI, Bread & Butter in TN, Riverdel Vegan Cheese Shop in NYC, Betterworld in NJ, and Green Nectar Juicery in PA.

About:

Young Kobras LLC originated from home kitchen experiments and a determination to develop a new type of bread made with simple healthy ingredients, and that's it. Slowly and naturally fermented bread with no gums, no dairy, no eggs, no sugar, and only organic ingredients.

For more information, contact our Customer Support Team at support@thesmbx.com

